SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CHROMATICS COLOR SCIENCES, INC.
________________________________________________________________________
(Name of Issuer)

Common Stock
________________________________________________________________________
(Title of Class of Securities)

171116 10 6
________________________________________________________________________
(CUSIP Number)

Paul F. Byrne c/o Janssen-Meyers Associates, L.P.
17 State Street, NY, NY 10004

(212) 742-4200
________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and
Communications)

12/31/97
________________________________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report
the acquisition which is the
subject of this Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box_____.

Check the following box if a fee is being paid with
the statement _____. (A fee
is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five
percent of the class of securities described in Item1;
and (2)  has filed no amendment subsequent thereto
reporting beneficial ownership of five percent of less of such
class.)   (Sec Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Name of Reporting Person
Bruce Meyers
_____________________________________________________
S.S. or I.R.S. Identification No. of Above Person


	_____________________________________________________


2. Check the Appropriate Box if a Member of a Group
(See Instructions before
filling out)

a.________	b_______



3. SEC USE ONLY

_____________________________________________________

4. Source of Funds (See instructions before filling out).

______________________________________________________

5. Check Box if Disclosure of Legal Proceedings is Required
6. Pursuant to Items
     2(d) or 2(e).

	__________________________________________________________________________
___

6. Citizenship or Place of Organization

USA
____________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
(Questions 7 - 10)

7.  Sole Voting Power

____________________________________________________

8. Shared Voting Power

1,523,100
_____________________________________________________


9. Sole Dispositive Power

2,000
_____________________________________________________

10. Shared Dispositive Power
1,523,100
_____________________________________________________

11. Aggregate Amount Beneficially Owned by Each
12. Reporting Person

1,525,100
_____________________________________________________

13. Check Box if the Aggregate Amount in Row (11)
14.  Excludes Certain Shares
(See instructions before filling out)

_____________________________________________________



13. Percent of Class Represented by Amount in Row (11)

16.6%
______________________________________________________

15. Type of Reporting Person (See instructions
16. before filling out)

5% Holder in Aggregation
______________________________________________________